UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIGHTSTONE VALUE PLUS REIT II, INC.

(Name of Subject Company)

WEST 4 CAPITAL LP

GRANITE SAPPHIRE MANAGEMENT LIMITED

WEST 4 CAPITAL INVESTMENT ADVISER LIMITED

CAPRICORN FUND MANAGERS LIMITED

(Offerors)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ronen Capeluto

West 4 Capital LP

c/o Walkers Corporate Limited

2nd Floor, Century Yard

Cricket Square, George Town

P.O. Box 31162

Grand Cayman, KY1-1205

Cayman Islands

+972-54-206-2957

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by West 4 Capital LP (the “Purchaser”) to purchase up to up to 860,000 shares of common stock, par value $0.01 per share (the “Shares”), in Lightstone Value Plus REIT II, Inc., the subject company, at a purchase price of $5.51 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2023, and the related Assignment Form.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchaser, of a total of approximately 143,653 Shares. Following the purchase of all of the tendered Shares, the Purchaser will own an aggregate of approximately 173,984 Shares, or approximately 1.0% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2024

West 4 Capital LP

By:	/s/ Ronen Capeluto
Ronen Capeluto
Chief Investment Officer

Granite Sapphire Management Limited

By:	/s/ Ronan Guilfoyle
Ronan Guilfoyle
Director

West 4 Capital Investment Adviser Limited

By:	/s/ Ronen Torem
Ronen Torem
Director

Capricorn Fund Managers Limited

By:	/s/ Darryl Noik
Darryl Noik
Director